UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION

SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION

6100 North Western Avenue

Oklahoma City, OK 73118

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and the Members of the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation;

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Delinquent Participant Contributions, Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

June 28, 2010

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	Years Ended December 31,
	2009	2008

Assets:
Investments, at fair value	$372,146,567	$192,785,467
Receivables:
Employer contributions	1,198,795	85,856
Dividends	571,117	413,133

Total assets	373,916,479	193,284,456

Liabilities:
Accrued administrative expenses	32,393	41,635
Excess contributions payable	26,881	—
Participant contributions payable	165	—

Total liabilities	59,439	41,635

Net assets available for benefits, at fair value	373,857,040	193,242,821

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	889,928	683,463

Net assets available for benefits	$374,746,968	$193,926,284

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	Years Ended December 31,
	2009	2008

Investment income (loss):
Interest and dividends	$5,010,405	$2,864,648
Net appreciation (depreciation) in fair value of investments	96,744,348	(160,308,657)

Total investment income (loss)	101,754,753	(157,444,009)

Contributions:
Employer	48,701,527	39,845,125
Participants	50,679,394	44,763,760

	99,380,921	84,608,885

Total additions	201,135,674	(72,835,124)

Deductions:
Benefits paid to participants	(19,873,887)	(10,347,677)
Administrative expenses	(441,103)	(211,474)

Total deductions	(20,314,990)	(10,559,151)

Net increase (decrease) before transfers	180,820,684	(83,394,275)

Transfers: (See Note 1)
From Columbia Natural Resources 401(k) Plan	—	158,927

Net transfers in	—	158,927

Net increase (decrease) in net assets available for benefits	180,820,684	(83,235,348)

Net assets available for benefits:
Beginning of year	193,926,284	277,161,632

End of year	$374,746,968	$193,926,284

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”). Effective July 1, 2009, the Plan was amended to designate the employer stock option as an Employee’s Stock Ownership Plan (ESOP), now considered a subset of the Plan. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation (the “Company”) and its subsidiaries, except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly owned subsidiary, that are members of the United Steel Workers of America Union. Any covered employee who is at least 18 years old and has completed three months of employment with the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Principal Trust Company, an affiliate of Principal Financial Group (“Principal”), serves as trustee for the Plan.

Transfers from Other Plans

Effective January 1, 2007, non-union hourly employees of Chesapeake Appalachia, L.L.C. became covered by the Plan. As a result, net assets of $158,927 were transferred into the Plan from the Columbia Natural Resources, LLC 401(k) Plan in 2008.

Contributions

Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance related bonus compensation, as defined by the Plan, subject to certain limitations ($16,500 in 2009 and $15,500 in 2008). In addition, participants who are age 50 and above may elect to make “catch-up” contributions, limited to $5,500 in 2009 and $5,000 in 2008. Participants may also contribute amounts representing rollover distributions from other qualified plans.

The Company matches 100% of participant contributions up to 15% of eligible participant compensation. Profit-sharing contributions may be made at the discretion of the Company’s board of directors. No discretionary profit-sharing contributions were made in 2009 or 2008. Contributions are subject to certain annual Internal Revenue Service limitations.

The Company’s matching contribution is invested in Company common stock. These contributions are made in cash, which is used to purchase shares of Company common stock on the open market, and previously forfeited shares of Company common stock. Participants may also elect to direct all or a portion of their contributions into Company common stock. Employees are allowed to direct the transfer of 100% of employer stock from Company matching contributions after:

(a)	reaching age 55, or

(b)	completing at least three years of vesting service.

Notwithstanding the above, to the extent employer stock from Company matching contributions was held in participant accounts on December 31, 2006, employees entitled to direct the transfer of employer stock as described in (b) above, were allowed to direct the transfer of a portion of such employer stock in the following percentages: 33% during the plan year beginning in 2007, 66% during the plan year beginning in 2008, and 100% during the plan year beginning in 2009.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 55. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect at the time of loan origination. The prime rate at December 31, 2009 was 3.25%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding at December 31, 2009 ranged from 3.25% to 10.5% with loans maturing at various dates through 2019.

Payment of Benefits

Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Company common stock paid in cash or shares of common stock.

Amounts Forfeited

Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $3,808,609 and $972,979 at December 31, 2009 and 2008, respectively. During 2009 and 2008, administrative expenses were reduced by $356,434 and $135,526, respectively, and employer matching contributions were reduced by $88,105 and $212,262, respectively, from forfeited non-vested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. Participant loans are valued at outstanding principal balances plus accrued interest, which approximates fair value. Units of pooled separate accounts are recorded at estimated unit value based on the estimated market value of the underlying assets net of annual expense charges divided by the beginning units. The pooled separate accounts are redeemable monthly without restrictions.

Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. This investment is presented at fair value in the table of investments held by the Plan representing 5% or more of the Plan’s net assets (Note 3) and at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the amount the Plan sponsor would receive currently if the Plan sponsor were to withdraw or transfer funds within the Plan prior to their maturity. This fair value represents contract value times 95% (one minus a 5% withdrawal charge). There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 3.5% and 3.15% for interest rate periods January 1, 2009 through June 30, 2009 and July 1, 2009 through December 31, 2009 compared to interest rates of 3.15% and 3.5% for interest rate periods January 1, 2008 through June 30, 2008 and July 1, 2008 through December 31, 2008, respectively. The average yield for 2009 was 3.16% compared to 3% in 2008.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) of those investments during the years presented.

Fair Value Measurements

Assets and liabilities that are required to be measured at fair value are categorized based upon the levels of judgment associated with the inputs used to measure their fair value. See Note 4 for the fair value measurement disclosures associated with the Plan’s investments.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Plan Expenses

Trustee and recordkeeper fees are paid by the Plan. Certain Plan expenses, such as annual audit fees, are paid by the Plan sponsor and are not included in these financial statements.

New Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued a standard on subsequent events. The standard defines subsequent events as either recognized subsequent events (events that provide additional evidence about conditions at the balance sheet date) or nonrecognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date). Recognized subsequent events are recorded in the financial statements for the current period presented, while nonrecognized subsequent events are not. Both types of subsequent events require disclosure in the financial statements if nondisclosure of such events causes the financial statements to be misleading. The adoption of this standard had no impact on the financial statements of the Plan. The Plan evaluates subsequent events through the date its financial statements are issued.

In June 2009, the FASB issued a standard which established the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. The Codification was effective for financial statements issued for annual periods ending after September 15, 2009, and was adopted by the Plan during 2009. Adoption of this standard did not impact the Plan’s financial statements.

In September 2009, the FASB issued a new standard that requires the Plan to disclose information about fair value measurements of investments in certain entities that calculate net asset value per share or its equivalent. The standard was effective for financial statements issued for annual periods ending after December 15, 2009, and was adopted by the Plan during 2009. The Plan’s adoption of this standard did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued an update on the guidance for fair value measurements and disclosures. The update requires new disclosures and clarification of existing disclosures related to fair value measurements. Certain disclosures are effective for reporting periods beginning after December 15, 2009 and the remaining disclosures are effective for fiscal years beginning after December 15, 2010. The impact that the provisions of this updated accounting standard will have on the Plan is currently being evaluated.

3.	Investments

The following presents investments that represented 5% or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009		2008

Chesapeake Energy Corporation common stock	$197,073,442	*	$89,455,821	*
Principal Fixed Income Option 401(a)(k)	$—	**	$12,985,774

*	Balances include nonparticipant-directed investments.
**	Investment balance did not represent 5% or more of Plan’s net assets at December 31, 2009.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

For the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common stock	$68,373,017	$(118,761,505)
Mutual funds	22,241,050	(14,516,089)
Government securities	7,693	31,854
Pooled separate accounts	5,587,618	(27,453,038)
Investment contract	534,970	390,121

Total	$96,744,348	$(160,308,657)

4.	Fair Value Measurements

The authoritative guidance for fair value measurements establishes a framework for measuring fair value of assets and liabilities. The guidance defines fair value as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2:	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following tables provide classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Common stock	$200,072,882	$—	$—	$200,072,882
Mutual funds	121,636,849	—	—	121,636,849
Government securities	—	367,886	—	367,886
Participant loans	—	—	6,816,019	6,816,019
Pooled separate accounts	—	26,180,042	—	26,180,042
Investment contracts	—	—	17,008,634	17,008,634
Interest bearing cash	64,255	—	—	64,255

	$321,773,986	$26,547,928	$23,824,653	$372,146,567

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Common stock	$91,184,518	$—	$—	$91,184,518
Mutual funds	67,396,711	—	—	67,396,711
Government securities	—	377,848	—	377,848
Participant loans	—	—	5,287,265	5,287,265
Pooled separate accounts	—	15,453,351	—	15,453,351
Investment contracts	—	—	13,085,774	13,085,774

	$158,581,229	$15,831,199	$18,373,039	$192,785,467

Schedules of changes in the Plan’s assets classified as Level 3 measurements are presented below.

	Participant Loans	Principal Fixed Income Option 401(a)(k)	Allianz Variable Annuity	Total

Balance of Level 3 as of January 1, 2009	$5,287,265	$12,985,774	$100,000	$18,373,039
Unrealized gains (losses) relating to instruments still held at the reporting date	—	327,614	—	327,614
Purchases, issuances and settlements (net)	1,528,754	3,595,246	—	5,124,000

Balance of Level 3 as of December 31, 2009	$6,816,019	$16,908,634	$100,000	$23,824,653

	Participant Loans	Principal Fixed Income Option 401(a)(k)	Allianz Variable Annuity	Total

Balance of Level 3 as of January 1, 2008	$3,630,773	$6,556,999	$100,000	$10,287,772
Unrealized gains (losses) relating to instruments still held at the reporting date	—	(338,356)	—	(338,356)
Purchases, issuances and settlements (net)	1,656,492	6,767,131	—	8,423,623

Balance of Level 3 as of December 31, 2008	$5,287,265	$12,985,774	$100,000	$18,373,039

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Nonparticipant-directed Investments

The Company’s discretionary contribution is automatically invested in Company common stock. Employees also have the option of investing their contributions, or a portion thereof, in Company common stock. Since the activity of the non-participant directed and participant-directed investments in the Company’s common stock is combined, the entire investment is considered non-participant directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Company common stock is shown below:

	2009	2008
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$89,455,821	$169,058,218

Changes in net assets:
Contributions	56,290,624	47,256,051
Dividend income	1,974,550	1,283,475
Net appreciation (depreciation)	67,744,666	(117,472,163)
Benefits paid to participants	(7,778,771)	(5,285,708)
Transfers to other investment options, net	(10,613,448)	(5,384,052)

Net increase (decrease) during the year	107,617,621	(79,602,397)

Net assets, ending balance:
Chesapeake Energy Corporation common stock	$197,073,442	$89,455,821

6.	Party-in-interest Transactions

The Plan invests in Company common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. Further, certain Plan investments are units of pooled separate accounts or an investment contract managed by Principal, which served as the trustee of the Plan in 2009 and 2008. During 2009 and 2008, there were 657 and 746 purchases of Company common stock for a total purchase price of $68,709,600 and $79,773,040, respectively, and 1,368 and 1,195 sales of Company common stock for a total selling price of $28,452,785 and $42,285,473, respectively.

The market price for Chesapeake common stock at December 31, 2009 and 2008 was $25.88 and $16.17, respectively. The closing market price at June 25, 2010 was $22.98.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

7.	Tax Status

The Plan received an Internal Revenue Service opinion letter dated November 12, 2004, with respect to the prototype adopted by the Plan, which indicates that the prototype as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. Effective July 1, 2009, the Plan was amended to designate the employer stock option as an Employee’s Stock Ownership Plan (ESOP), now considered a subset of the Plan. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

9.	Concentration of Investments

As of December 31, 2009, the Plan held $197,073,442 of Company common stock, which was approximately 53% of total investments. Changes in the value of the Company will affect the price of shares held by the Plan. These changes could be significant.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2009 and 2008, as reflected in the accompanying financial statements, to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$374,746,968	$193,926,284
Add: Accrued administrative expenses	32,393	41,635
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(683,463)
Less: Distributions pending at December 31	—	(384,307)

Net assets available for benefits per the Form 5500	$374,779,361	$192,900,149

The following is a reconciliation of administrative expenses for the years ended December 31, 2009 and 2008, as reflected in the accompanying financial statements, to the Form 5500:

	2009	2008

Administrative expenses per the financial statements	$441,103	$211,474
Add: Previous year accrued administrative expenses	41,635	52,155
Less: Current year accrued administrative expenses	(32,393)	(41,635)

Administrative expenses per the Form 5500	$450,345	$221,994

Administrative expenses are recorded on the Form 5500 when paid.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of investment income (loss) for the years ended December 31, 2009 and 2008, as reflected in the accompanying financial statements, to the Form 5500:

	2009	2008

Total investment income (loss) per the financial statements	$101,754,753	$(157,444,009)
Add:
Previous year adjustment from fair value to contract value for fully benefit-responsive investment contracts	683,463	345,106
Less:
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(683,463)

Total investment income (loss) per the Form 5500	$102,438,216	$(157,782,366)

The following is a reconciliation of benefits paid to participants for the years ended December 31, 2009 and 2008, as reflected in the accompanying financial statements, to the Form 5500:

	2009	2008

Total benefits paid to participants per the financial statements	$19,873,887	$10,347,677
Add:
Distributions pending at December 31	(384,307)	384,307

Total benefits paid to participants per the Form 5500	$19,489,580	$10,731,984

Benefits are recorded when paid on the financial statements; the Form 5500 includes benefits accrued but not yet paid.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4a-Schedule of Delinquent Participant Contributions

Year Ended December 31, 2009

Participant Contributions Transferred Late to Plan	Total that Constitutes Non-exempt Prohibited Transactions

$2,193	$2,193

In 2009, the Company was late in submitting participant contributions to Principal. The Company has completed the necessary actions of the Voluntary Fiduciary Correction Program (VFCP).

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$176,718,399		$197,073,442
	American Funds Fundamental Investors R4 Fund	Mutual Fund	*	*	10,572,018
	American Funds Growth Fd of America R4 Fund	Mutual Fund	*	*	10,756,913
	Davis New York Venture A Fund	Mutual Fund	*	*	7,345,288
	Alger Small Cap Growth Inst I Fund	Mutual Fund	*	*	5,576,976
	PIMCO Total Return Admin Fund	Mutual Fund	*	*	15,562,343
	Russell Lpts’ In Retirement R2 Fund	Mutual Fund	*	*	2,204,283
	Russell Lpts’ 2010 Stra R2 Fund	Mutual Fund	*	*	6,141,167
	Russell Lpts’ 2015 Stra R2 Fund	Mutual Fund	*	*	817,345
	Russell Lpts’ 2020 Stra R2 Fund	Mutual Fund	*	*	15,687,897
	Russell Lpts’ 2025 Stra R2 Fund	Mutual Fund	*	*	1,973,812
	Russell Lpts’ 2030 Stra R2 Fund	Mutual Fund	*	*	13,918,301
	Russell Lpts’ 2035 Stra R2 Fund	Mutual Fund	*	*	1,231,362
	Russell Lpts’ 2040 Stra R2 Fund	Mutual Fund	*	*	12,441,792
	Russell Lpts’ 2045 Stra R2 Fund	Mutual Fund	*	*	2,208,538
	Russell Lpts’ 2050 Stra R2 Fund	Mutual Fund	*	*	8,161,841
	Eaton Vance Lg-Cap Value A Fund	Mutual Fund	*	*	392,581
	Munder Mid-Cap Core Growth A Fund	Mutual Fund	*	*	4,580,938
	Dreyfus International Stock Index Fund	Mutual Fund	*	*	546,515
	Goldman Sachs MidCap Value I Sep Acct	Pooled Separate Account	*	*	9,767,644
*	Principal LargeCap S&P 500 Index Sep Acct	Pooled Separate Account	*	*	494,272
*	Principal MidCap S&P 400 Index Sep Acct	Pooled Separate Account	*	*	410,195
*	Principal SmallCap S&P 600 Index Sep Acct	Pooled Separate Account	*	*	277,736
*	Principal SmallCap Value Sep Acct	Pooled Separate Account	*	*	2,994,024
*	Principal Real Estate Secs Sep Acct	Pooled Separate Account	*	*	175,781
*	Principal Diversified International Sep Acct	Pooled Separate Account	*	*	12,060,390
*	Principal Fixed Income 401(a)(k)	Investment Contract	*	*	16,908,634
*	Principal Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market	*	*	4,948,520
	Allianz Life Variable Annuity	Investment Contract	*	*	100,000
*	Participant Loans	Interest rates ranging from 3.25% to 10.5% due through December 2019	*	*	6,816,019

					$372,146,567

*	Identifies parties-in-interest.
**	Identifies fully participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4j-Schedule of Reportable Transactions

Year Ended December 31, 2009

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)

Chesapeake Energy Corporation Common Stock	657	—	$68,709,600	$—	$—
Chesapeake Energy Corporation Common Stock	—	1,368	$—	$28,452,785	$(1,015,610)

Note:	All other columns are excluded as they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By:	/s/ LISA PHELPS
Lisa Phelps, Vice President Human Resources

Date: June 28, 2010

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP